Exhibit 99.1

Sistema de Gestión de Calidad
ISO
9001
División Cementos
Pacasmayo

**FOR MORE INFORMATION, PLEASE VISIT**
www.cementospacasmayo.com/ or contact:

**Claudia Bustamante,** Investor Relations and Sustainability Manager
Tel: +(51) 958699760

E-mail: cbustamante@cpsaa.com.pe

Pacasmayo

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR SECOND QUARTER 2024

Lima, Peru, July 22, 2024 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the second quarter (“2Q24”) and the first six months of the year (“6M24”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in Soles (S/).

2Q24 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 2Q23, unless otherwise stated)

●	Revenues increased by 3.4%, mainly due to sales mix, as concrete and precast sales increased because of sales for the Piura airport project and the recovery of public sector investment.

●	Sales volume of cement, concrete and precast decreased by 5.8%, mainly due to a contraction in bagged cement demand.

●	Consolidated EBITDA increased 6.1%, reaching S/119.5 million, mainly due to the above-mentioned revenue increase, as well as lower costs and operational efficiencies derived from our new kiln in Pacasmayo.

●	Consolidated EBITDA margin was 26.1%, a 0.7 percentage point increase.

●	Net income was S/ 36.8 million, a 15.4% decrease, mainly due to a one-off exchange rate gain in 2Q23 because of the completion of the Pacasmayo plant improvement project.

6M24 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 6M23, unless otherwise stated)

●	Revenues increased by 1.3%, mainly due to the increased sales of concrete and precast mentioned above.

●	Sales volume of cement, concrete and precast decreased by 6.5%, mainly due to decreased cement demand from all segments.

●	Consolidated EBITDA increased 8.1%, reaching S/252.3 million, mainly due to lower costs and operational efficiencies by using our new and more efficient kiln and discontinuing the use of imported clinker.

●	Consolidated EBITDA margin was 27.0%, a 1.7 percentage point increase.

●	Net income was S/ 86.3 million similar to the previous year.

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We invite you to review our historical results by clicking on the underlined titles:

	Financial and Operating Results
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Cement, concrete and precast shipments (MT)	642.8	682.7	-5.8%		1,328.5	1,421.3	-6.5%
In millions of S/
Sales of goods	457.1	442.0	3.4%		933.6	922.0	1.3%
Gross profit	161.6	152.6	5.9%		335.5	313.2	7.1%
Operating profit	80.4	78.7	2.2%		175.4	165.4	6.0%
Net income	36.8	43.5	-15.4%		86.3	87.0	-0.8%
Consolidated EBITDA	119.5	112.6	6.1%		252.3	233.3	8.1%
Gross Margin	35.4%	34.5%	0.8	pp.	35.9%	34.0%	1.9	pp.
Operating Margin	17.6%	17.8%	-0.2	pp.	18.8%	17.9%	0.9	pp.
Net income Margin	8.1%	9.8%	-1.8	pp.	9.2%	9.4%	-0.2	pp.
Consolidated EBITDA Margin	26.1%	25.5%	0.7	pp.	27.0%	25.3%	1.7	pp.

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MANAGEMENT COMMENTS

During this quarter, we saw the reversal of a negative trend in revenues that started almost 2 years ago. The increase in revenues was mainly driven by concrete sales, which almost doubled in this quarter as compared to the second quarter of 2023. This increase was mainly driven by sales volume related to the Piura airport project. Furthermore, we were able to achieve a 6% increase in consolidated EBITDA, mainly due to operational efficiencies derived from our new kiln in Pacasmayo and favorable raw material prices. We are confident that we can sustain these efficiencies, and we will strive for more in order to continue enhancing profitability.

Regarding the different business segments, bagged cement continues to be the largest operating segment, mainly due to self-construction activities. According to a study conducted by GRADE, a private research center, in Peru there is a requirement of 142 thousand new homes every year. Social housing programs only cover 30% of this requirement, leaving the remaining 70% to self-construction. Therefore, houses are built gradually over a longer period without complying with local building regulations. On average, the self-construction process takes 16 years, from the acquisition/occupation of the property to the completion of the home. During this time, families spend about 8 years in a completely precarious home, and an additional 8 years in a home under construction. These families are our consumers, when they buy a bag of cement, what they are truly buying is their dream home. They need solutions aimed at easing this unnecessarily long journey, which is why we are working on two projects that focus on financing and improving the quality of these homes. One of our programs offers a temporary housing service that helps low-income self-constructing families who want to live in better quality temporary homes. This program focuses on providing a temporary solution that can be transferred, without additional expenses to their permanent home, avoiding precarious situations and enabling its transformation for future use. On the financing side, we have AYU, our solution designed as an intelligent purchasing method so that people are able to define their project and buy the materials that they need, month by month, until they have all of the materials needed to carry out their chosen project. These programs are absolutely aligned with our purpose of building together the future you dream of.

On the private and public sector investment side, we are very glad to finally see some growth, after years of decline. In line with this increase in investment related to infrastructure, concrete, pavement and mortar revenues increased 82% during the first half of the year when compared to the same period last year. Sales volumes for this segment were mainly linked to the Piura airport project, since this quarter we finished phase 1 of the project, which included the construction of the temporary runway. Phase 2 of the project will tackle the reconstruction of the main runway, which began at the end of this quarter and should be completed by December. Precast sales this quarter also increased 46% year-over-year, positively affected by the acceleration of public sector projects. We expect this trend to continue, as public works carry on its execution and new projects start coming in line.

To sum up, this quarter marked what we believe will be an inflection point for top line growth, which we will continue to pair up with operational efficiencies that allow us to deliver robust profitability. Likewise, aligned with our client-centric strategy we are developing and expanding innovative solutions that are in line with our company purpose, delivering sustainable and resilient infrastructure in an attractive and cost effective manner.

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ECONOMIC OVERVIEW 2Q24:

During 2Q24, the Peruvian economy managed to overcome several months of contraction, showing slight growth. Better weather conditions and increased real incomes following the decline in inflation boosted consumer confidence and therefore private spending. Likewise, public investment at all levels of government began to show signs of recovery this quarter. The Peruvian Central Reserve Bank expects GDP to grow around 3.1% in 2024, the highest growth rate since 2021. This recovery is based mainly on improvements in the agricultural and fishing sectors.

In terms of private investment, after being in negative territory since 2022, during this quarter it showed growth, and expected levels for 2024 should be 2.4%, mainly based on optimistic business expectations, new large projects and better projections. Public investment also showed growth during the first months of the year, and the trend is expected to continue, reaching 12% growth at the end of 2024, mainly leveraged by investments from subnational governments. Public-private partnerships (PPPs) have accelerated. So far this year, ProInversión has awarded US$5.07 billion in the transportation, mining and electricity sectors. This result already exceeded by 117% the US$ 2,332 million awarded throughout 2023. Additionally, there are 17 projects to be awarded by the end of 2024 for US$ 3,200 million.

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PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.5% of the country’s population and 16.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.8 million households throughout the country according to the Ministry of Housing, Construction and Sanitation (80% qualitative and 20% quantitative deficit).

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Northern Region (thousands of metric tons)

Plant	2020	2021	2022	2023	May-24 LTM	% part
Pacasmayo Group	2,576	3,614	3,437	2,951	2,879	23.3%
Imports	38	40	2	-	-	0.0%
Total	2,614	3,654	3,439	2,951	2,879	23.3%

Central Region (thousands of metric tons)

Plant	2020	2021	2022	2023	May-24 LTM	% part
UNACEM	4,172	5,838	6,297	5,617	5,509	44.5%
Caliza Inca	382	492	515	585	661	5.3%
Imports	493	691	202	145	141	1.1%
Total	5,047	7,021	7,014	6,347	6,311	50.9%

Southern Region (thousands of metric tons)

Plant	2020	2021	2022	2023	May-24 LTM	% part
Grupo Yura	2,019	2,904	3,047	2,581	2,642	21.3%
Imports	189	150	67	65	57	0.5%
Total	2,208	3,054	3,114	2,646	2,699	21.8%

Others	732	877	427	423	487	3.9%
Total, All Region	10,601	14,606	13,994	12,367	12,376	100.0%

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement.

Source: INEI, Aduanet

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OUR STRATEGIC PROGRESS

  Sueños en Concreto

As part of this housing program, the construction of 255 homes will be completed by the end of July. Our target is to building 1,000 homes throughout the North by the end 2024. Additionally, this program will also provide health counseling to ensure that all our beneficiary families can carry a healthy lifestyle.

AYU AYU is a smart purchasing method that allows families to accumulate the building materials their projects need without debt or interest. We currently have 500 registered workers.

APLAUSO AWARD

We received the APLAUSO recognition, during the Annual HR Forum 2024 by AmCham Peru.

This category highlights best practices in people management with an impact on the employee experience, organizational culture and change management.

RISK MANAGEMENT As part of the risk culture program, training has been developed for corporate leaders to promote and strengthen the company’s risk management.

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OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Pacasmayo Plant	392.4	353.6	11.0%	786.7	705.7	11.5%
Rioja Plant	74.0	57.7	28.2%	149.8	134.7	11.2%
Piura Plant	186.2	274.5	-32.2%	379.6	568.9	-33.3%
Total	652.6	685.8	-4.8%	1,316.1	1,409.3	-6.6%

Cement production volume at the Pacasmayo plant increased 11.0% in 2Q24 compared to 2Q23 and 11.5% in 6M24 compared to 6M23, mainly due to the transfer of production from the Piura plant.

In 2Q24, cement production volume at the Rioja plant increased by 28.2% and 11.2% in 6M24, compared to 2Q23 and 6M23 respectively, mainly due to unusually low sales volumes in April and May 2023.

Cement production volume at the Piura Plant decreased 32.2% in 2Q24 and 33.3% in 6M24 compared to 2Q23 and 6M23 respectively, mainly due to the transfer in production to the Pacasmayo plant.

Total cement production volume decreased 4.8% in 2Q24 compared to 2Q23 and 6.6% in 6M24 compared to 6M23, mainly due to the decrease in cement demand.

Clinker Production Volume

(thousands of metric tons)

	Production
	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Pacasmayo Plant	344.5	205.4	67.7%	630.1	435.4	44.7%
Rioja Plant	56.7	48.0	18.1%	114.2	112.0	2.0%
Piura Plant	80.2	269.8	-70.3%	250.2	527.5	-52.6%
Total	481.4	523.2	-8.0%	994.5	1,074.9	-7.5%

Clinker production volume at the Pacasmayo plant during 2Q24 increased 67.7% compared to 2Q23 and 44.7% in 6M24 compared to 6M23, mainly due to increased production in our more efficient kiln.

Clinker production volume at the Rioja plant increased 18.1% in 2Q24 compared to 2Q23 and 2.0% in 6M24 compared to 6M23, to fulfill the increased cement demand this quarter.

Clinker production volume at the Piura plant decreased 70.3% in 2Q24 and 52.6% in 6M24 compared to 2Q23 and 6M23, mainly due to our annual production plan that aims to produce at optimal capacity during certain periods in order to maximize efficiencies.

Total clinker production volume decreased 8.0% in 2Q24 and 7.5% in 6M24, compared to 2Q23 and 6M23 respectively, in line with the decreased cement production and demand.

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Quicklime Production Volume

(thousands of metric tons)

	Production
	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Pacasmayo Plant	7.3	8.1	-9.9%	14.0	18.3	-23.5%

Quicklime production volume in 2Q24 decreased 9.9% when compared to 2Q23 and 23.5% in 6M24 when compared to 6M23 , mainly due to decreased sales volumes.

INSTALLED CAPACITY:

Installed Clinker and Cement Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.8 million MT, 990,000 MT and 289,080 MT, respectively.

Full year installed quicklime capacity at the Pacasmayo plant remained stable at 240,000 MT.

UTILIZATION RATE1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Cement	54.1%	48.8%	5.3	pp.	54.3%	48.7%	5.6	pp.
Clinker	76.6%	54.8%	21.8	pp.	70.0%	58.1%	11.9	pp.
Quicklime	12.2%	13.5%	-1.3	pp.	11.7%	15.3%	-3.6	pp.

Cement production utilization rate at the Pacasmayo plant increased 5.3 and 5.6 percentage points in 2Q24 and in 6M24 respectively, when compared to 2Q23 and 6M23, mainly due to a shift in production from the Piura plant.

Clinker production utilization rate in 2Q24 increased 21.8 percentage points compared to 2Q23 and 11.9 percentage points in 6M24 compared to 6M23, mainly due to the optimization of our capacity.

Quicklime production utilization rate in 2Q24 decreased 1.3 percentage points and 3.6 percentage points in 6M24 compared to 2Q23 and 6M23 respectively, mainly due to decreased demand mentioned above.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

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Rioja Plant Utilization Rate

	Utilization Rate
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Cement	67.3%	52.5%	14.8	pp.	68.1%	61.2%	6.9	pp.
Clinker	78.2%	68.6%	9.6	pp.	78.8%	80.0%	-1.2	pp.

The cement production utilization rate at the Rioja plant was 67.3% in 2Q24 and 68.1% in 6M24; 14.8 and 6.9 percentage points higher than 2Q23 and 6M23 respectively, in line with increased cement demand.

The clinker production utilization rate at the Rioja plant was 78.2% in 2Q24, 9.6 percentage points higher than 2Q23, mainly due to increased cement demand this quarter. During 6M24, the clinker production utilization rate was 78.8%; 1.2 percentage points lower than 6M23.

Piura Plant Utilization Rate

	Utilization Rate
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Cement	46.6%	68.6%	-22.0	pp.	47.5%	71.1%	-23.6	pp.
Clinker	32.4%	100.0%	-67.6	pp.	50.5%	100.0%	-49.5	pp.

The cement production utilization rate at the Piura plant was 46.6% in 2Q24 and 47.5% in 6M24, a 22.0 and 23.6 percentage point decrease when compared to 2Q23 and 6M23 respectively, mainly due to a change in our production plan.

The clinker production utilization rate at the Piura plant was 32.4% in 2Q24 and 50.5% in 6M24, a 67.6 and 49.5 percentage point decrease when compared to 2Q23 and 6M23 respectively, as we have changed our annual production plan in order to maximize productivity.

Consolidated Utilization Rate

	Utilization Rate
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Cement	52.8%	55.5%	-2.7	pp.	53.3%	57.1%	-3.8	pp.
Clinker	62.5%	75.3%	-12.8	pp.	64.6%	77.3%	-12.7	pp.

The consolidated cement production utilization rate was 52.8% in 2Q24 and 53.3% in 6M24, 2.7 and 3.8 percentage points lower than 2Q23 and 6M23 respectively, mainly due to the decreased demand.

The consolidated clinker production utilization rate was 62.5% in 2Q24 and 64.6% in 6M24, 12.7 percentage points lower than in 2Q23 and 6M23, mainly due to the expansion of our capacity in Pacasmayo, as well as a slight decrease in cement demand.

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FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Sales of goods	457.1	442.0	3.4%	933.6	922.0	1.3%
Gross Profit	161.6	152.6	5.9%	335.5	313.2	7.1%
Total operating expenses, net	-81.2	-73.9	9.9%	-160.1	-147.8	8.3%
Operating Profit	80.4	78.7	2.2%	175.4	165.4	6.0%
Total other expenses, net	-25.3	-18.8	34.6%	-49.7	-42.3	17.5%
Profit before income tax	55.1	59.9	-8.0%	125.7	123.1	2.1%
Income tax expense	-18.3	-16.4	11.6%	-39.4	-36.1	9.1%
Profit for the period	36.8	43.5	-15.4%	86.3	87.0	-0.8%

Revenues increased 3.4% and 1.3% in 2Q24 and 6M24, compared to 2Q23 and 6M23 respectively, mainly due to increased sales of concrete, pavement, mortar and precast. Gross profit increased by 5.9% in 2Q24 and 7.1% in 6M24, compared to 2Q23 and 6M23 respectively, mainly due to lower costs of raw materials such as coal, as well as the operational efficiencies derived from our new kiln, as well as lower freight costs to final consumers. Profit for the period decreased by 15.4% in 2Q24 as compared to 2Q23 and 0.8% in 6M24 when compared to 6M23, primarily due to a one-off exchange rate gain in 2Q23 due to the completion of our Pacasmayo plant project, as the equipment was paid in euros.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precasts
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Sales of goods	439.5	420.7	4.5%		896.2	867.8	3.3%
Cost of Sales	-277.5	-268.0	3.5%		-561.1	-556.0	0.9%
Gross Profit	162.0	152.7	6.1%		335.1	311.8	7.5%
Gross Margin	36.9%	36.3%	0.6	pp.	37.4%	35.9%	1.6	pp.

Sales of cement, concrete and precast increased 4.5% in 2Q24 and 3.3% in 6M24, when compared to 2Q23 and 6M23 respectively, mainly due increased sales of concrete, pavement, mortar and precast. Gross margin increased 0.6 percentage points during 2Q24 and 1.6 percentage points during 6M24, when compared to 2Q23 and 6M23 respectively, mainly due to operational efficiencies in cement production.

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Sales: cement

(in millions of Soles S/)

Sales of cement represented 84.1% of cement, concrete and precast sales during 2Q24.

	Cement
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Sales of goods	369.6	383.5	-3.6%		756.8	789.3	-4.1%
Cost of Sales	-208.8	-230.7	-9.5%		-426.0	-479.3	-11.1%
Gross Profit	160.8	152.8	5.2%		330.8	310.0	6.7%
Gross Margin	43.5%	39.8%	3.7	pp.	43.7%	39.3%	4.4	pp.

Sales of cement decreased 3.6% in 2Q24 compared to 2Q23 and 4.1% in 6M24 compared to 6M23, mainly due to a contraction in demand from the self-construction segment. However, gross margin increased 3.7 percentage points in 2Q24 and 4.4 percentage points during 6M24, when compared to 2Q23 and 6M23 respectively mainly due to cost optimization from lower coal costs and efficiencies of the new kiln in Pacasmayo.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 14.2% of cement, concrete, and precast sales during 2Q24.

	Concrete, pavement and mortar
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Sales of goods	62.5	32.7	91.1%		126.1	69.3	82.0%
Cost of Sales	-61.7	-32.2	91.6%		-122.4	-66.2	84.9%
Gross Profit	0.8	0.5	60.0%		3.7	3.1	19.4%
Gross Margin	1.3%	1.5%	-0.2	pp.	2.9%	4.5%	-1.5	pp.

Sales of concrete, pavement and mortar increased 91.1% during 2Q24 and 82.0% in 6M24 compared to 2Q23 and 6M23 respectively, mainly due to increased sales volume of concrete and pavement service to supply the Piura airport runways improvement project. Gross margin decreased 0.2 percentage points in 2Q24 compared to 2Q23 and 1.5 percentage points in 6M24 compared to 6M23, mainly due to changes in sales mix.

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Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.7% of cement, concrete, and precast sales during 2Q24.

	Precast
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Sales of goods	7.4	4.4	68.2%		13.3	9.1	46.2%
Cost of Sales	-7.0	-5.1	37.3%		-12.7	-10.5	21.0%
Gross Profit	0.4	-0.7	N/R		0.6	-1.4	N/R
Gross Margin	5.4%	-15.9%	21.3	pp.	4.5%	-15.4%	19.9	pp.

During 2Q24, precast sales increased 68.2% compared to 2Q23 and 46.2% in 6M24 compared to 6M23, mainly due to demand from the public sector. Gross margin increased, due to dilution of fixed costs because of higher volumes.

Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Sales of goods	3.3	5.2	-36.5%		9.4	16.3	-42.3%
Cost of Sales	-3.9	-5.0	-22.0%		-10.0	-14.5	-31.0%
Gross Profit	-0.6	0.2	N/R		-0.6	1.8	N/R
Gross Margin	-18.2%	3.8%	-22.0	pp.	-6.4%	11.0%	-17.4	pp.

During 2Q24, quicklime sales decreased 36.5%, when compared to 2Q23 and 42.3% in 6M24 when compared to the same period of the previous year, mainly due to decreased sales volume. Gross margin was slightly negative, due to low dilution of fixed costs. It is important to note that quicklime sales only represent 0.6% of our consolidated revenues.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	2Q24	2Q23	% Var.		6M24	6M23	% Var.
Sales of goods	14.3	16.1	-11.2%		28.0	37.9	-26.1%
Cost of Sales	-14.0	-16.0	-12.5%		-27.0	-37.9	-28.8%
Gross Profit	0.3	0.1	N/R		1.0	0	0.0%
Gross Margin	2.1%	0.6%	1.5	pp.	3.6%	0.0%	3.6	pp.

During 2Q24, construction supply sales decreased 11.2% compared to 2Q23 and 26.1% in 6M24 compared to 6M23, mainly due to the lower sales volume of steel bars, as well as a lower price. Gross margin increased 1.5 percentage points in 2Q24 when compared to 2Q23 and 3.6 percentage point in 6M24 when compared to 6M23.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative Expenses
	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Personnel expenses	31.3	29.2	7.2%	61.1	60.9	0.3%
Third-party services	19.0	14.3	32.9%	35.0	32.5	7.7%
Board of Directors	1.6	1.4	14.3%	3.1	2.9	6.9%
Depreciation and amortization	3.1	3.0	3.3%	8.2	7.3	12.3%
Other	6.8	10.4	-34.6%	11.6	13.0	-10.8%
Total	61.8	58.3	6.0%	119.0	116.6	2.1%

Administrative expenses increased 6.0% in 2Q24 and 2.1% in 6M24 compared to 2Q23 and 6M23 respectively, mainly due to increased personnel expenses and property taxes.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Personnel expenses	10.9	9.5	14.7%	22.3	19.7	13.2%
Advertising and promotion	2.0	2.0	0.0%	4.2	4.1	2.4%
Third party services	2.3	2.2	4.5%	4.1	3.7	10.8%
Other	2.3	2.0	15.0%	6.0	5.7	5.3%
Total	17.5	15.7	11.5%	36.6	33.2	10.2%

Selling expenses increased 11.5% and 10.2% in 2Q24 and 6M24, compared to 2Q23 and 6M23 respectively, mainly due to increased software and licenses, third-party services and personnel expenses.

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EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Net Income	36.8	43.5	-15.4%	86.3	87.0	-0.8%
+ Income tax expense	18.3	16.4	11.6%	39.4	36.1	9.1%
- Finance income	-1.3	-0.9	44.4%	-2.6	-2.2	18.2%
+ Financial expenses	25.2	24.2	4.1%	50.9	49.9	2.0%
+/- Net loss from exchange rate	1.5	-4.5	N/R	1.5	-5.3	N/R
+ Depreciation and amortization	39.0	33.9	15.0%	76.8	67.8	13.3%
Consolidated EBITDA	119.5	112.6	6.1%	252.3	233.3	8.1%

Consolidated EBITDA increased 6.1% in 2Q24 and 8.1% in 6M24, when compared to 2Q23 and 6M23 respectively, mainly due to the operational efficiency derived from the the start of production of our new kiln in Pacasmayo, as well lower raw material costs and increased revenues.

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of Junes 30, 2024, the cash balance was S/87.3 million (US$ 22.8 million). This balance includes certificates of deposit in the amount of S/ 58.0 million (US$ 15.2 million), distributed as follows:

Certificate Deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/ 9.0	4.65%	June 28, 2024	July 2, 2024
Banco de Crédito del Perú	S/ 5.0	4.75%	June 21, 2024	July 2, 2024
Banco de Crédito del Perú	S/ 4.0	4.65%	June 28, 2024	July 4, 2024
SCOTIABANK	S/ 2.0	5.70%	May 24, 2024	July 31, 2024
SCOTIABANK	S/ 4.0	5.70%	May 31, 2024	July 31, 2024
SCOTIABANK	S/ 6.0	5.60%	June 6, 2024	July 31, 2024
SCOTIABANK	S/ 8.0	5.55%	June 14, 2024	July 31, 2024
BBVA	S/ 8.0	5.45%	June 24, 2024	August 28, 2024
BBVA	S/ 6.0	5.56%	June 27, 2024	August 28, 2024
BBVA	S/ 6.0	5.50%	June 28, 2024	August 28, 2024
	S/ 58.0

The remaining balance of S/ 29.3 million (US$ 7.6 million) is held mainly in the Company’s bank accounts, of which US$ 1.2 million are denominated in US dollars and the balance in Soles.

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DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	421.6	312.7	494.5	310.0	1,538.8
Future interest payments	85.2	124.8	89.1	58.3	357.4
Total	506.8	437.5	583.6	368.3	1,896.2

As of June 30, 2024, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,532.7 million (US$ 400.5 million). This debt is primarily composed of the two issuances of the local bonds issued in January, 2019 and part of the club deal.

As of June 30, 2024, Net Debt/EBITDA ratio was 3.1 times.

Capex

(in millions of Soles S/)

As of June 30, 2024, the Company invested S/ 34.2 million (US$ 8.9 million), allocated to the following projects:

Projects	6M24
Pacasmayo Plant Projects	13.3
Concrete and aggregates equipment	14.5
Rioja Plant Projects	1.2
Piura Plant Projects	4.8
Other	0.4
Total	34.2

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ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With more than 65 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.837 per US$ 1.00, which was the average exchange rate, reported as of June 30, 2024, by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2024 (unaudited) and December 31,2023 (audited)

	As of Jun-24	As of Dec-23
	S/ (000)	S/ (000)
Cash and cash equivalents	87,314	90,193
Trade and other receivables,net	128,423	99,688
Income tax prepayments	8,441	4,485
Inventories	770,777	791,074
Prepayments	35,548	6,809
Total current assets	1,030,503	992,249
Trade and other receivables, net	43,101	43,397
Financial instruments designated at fair value through OCI	515	249
Property, plant and equipment, net	2,058,375	2,099,351
Intangible assets, net	62,079	62,920
Goodwill	4,459	4,459
Deferred income tax assets	12,863	11,428
Right-of-use asset, net	6,045	7,609
Other assets	68	73
Total non-current assets	2,187,505	2,229,486
Total assets	3,218,008	3,221,735
Trade and other payables	232,782	231,511
Financial obligations	420,346	383,146
Lease liabilities	3,138	3,999
Income tax payable	2,085	14,222
Provisions	12,459	56,510
Total current liabilities	670,810	689,388
Financial obligations	1,112,358	1,189,880
Lease liabilities	3,332	4,130
Provisions	30,663	27,453
Deferred income tax liabilities	124,648	120,876
Total non-current liabilities	1,271,001	1,342,339
Total liabilities	1,941,811	2,031,727
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Invest shares holds in Treasury shares	(121,258)	(121,258)
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results (loss)	(16,357)	(16,290)
Retained earnings	348,250	261,994
Total Equity	1,276,197	1,190,008
Total liability and equity	3,218,008	3,221,735

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CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

For the three and six -month periods ended June 30, 2024 and 2023 (both unaudited)

	2Q24	2Q23	6M24	6M23
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	457,096	442,039	933,645	922,034
Cost of sales	(295,529)	(289,461)	(598,225)	(608,861)
Gross profit	161,567	152,578	335,420	313,173
Operating income (expenses)
Administrative expenses	(61,851)	(58,327)	(119,038)	(116,056)
Selling and distribution expenses	(17,573)	(15,674)	(36,649)	(33,208)
Other operating (expenses) income, net	(1,734)	73	(4,364)	1,476
Assets impairment	-	-	-	-
Total operating expenses, net	(81,158)	(73,928)	(160,051)	(147,788)

Operating profit	80,409	78,650	175,369	165,385
Other income (expenses)

Finance income	1,248	836	2,575	2,191
Financial costs	(25,159)	(24,156)	(50,875)	(49,877)
Accumulated net loss due on settlement of derivative financial instruments	-	-	-	19

Loss from exchange difference, net	(1,363)	4,518	(1,385)	5,341

Total other expenses, net	(25,274)	(18,802)	(49,685)	(42,326)
Profit before income tax	55,135	59,848	125,684	123,059
Income tax expense	(18,317)	(16,414)	(39,428)	(36,133)

Profit for the period	36,818	43,434	86,256	86,926

Earnings per share
Basic and diluted earnings per year attributable to equity holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	0.09	0.10	0.20	0.20

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended June 30, 2024, 2023 (unaudited)

	Attributable to equity holders of the parent
	Capital	Investment Shares	Investments Shares hold in Treasury	Additional paid-in capital	Legal reserve	Unrealized gain(loss) in financial instruments designated at fair value	Unrealized gain(loss) on cash flow hedge	Retained earnings	Total
	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Balance as of January 1, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the year	-	-	-	-	-	-	-	86,926	86,926
Other comprehensive loss	-	-	-	-	-	-	1,520	-	1,520
Other	-	-	-	-	-	(5)	-	-	(5)
Total comprehensive income	-	-	-	-	-	(5)	(1,520)	86,926	88,441
Dividend Distribution	-	-	-	-	-	-	-	-	-
Balance as of June 30, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,272)	-	355,544	1,283,576

Balance as of January 1, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,290)	-	261,994	1,190,008
Profit for the year	-	-	-	-	-	-	-	86,256	86,256
Other comprehensive loss	-	-	-	-	-	(67)	-	-	(67)
Total comprehensive income	-	-	-	-	-	(67)	-	86,256	86,189
Dividend Distribution	-	-	-	-	-	-	-	-	-

Balance as of June 30, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,357)	-	348,250	1,276,197

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